Exhibit 5.1



                                 (212) 450-4000



                                                     November 13, 2003


V.F. Corporation
105 Corporate Center Blvd.
Greensboro, North Carolina 27408

Ladies and Gentlemen:

     We have acted as special counsel to V.F. Corporation, a Pennsylvania corporation (the "Company"), in connection with the Company's offer (the "Exchange Offer") to exchange its 6% notes due October 15, 2033 (the "New Notes") for any and all of its outstanding 6% notes due October 15, 2033 (the "Old Notes"). The New Notes will be subject to a Registration Statement on Form S-4 (the "Registration Statement"). The Old Notes were issued, and it is proposed that the New Notes be issued, under an indenture dated as of September 29, 2000 between the Company and The Bank of New York (successor to United States Trust Company of New York), as trustee (the "Trustee") (as may be supplemented or amended from time to time, the "Indenture").

     We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

     Upon the basis of the foregoing, we are of the opinion that the New Notes have been duly authorized by the Company, and that the New Notes, when executed, authenticated and delivered in exchange for the Old Notes in accordance with the terms of the Exchange Offer and the Indenture, will be valid and binding obligations of the Company, enforceable in accordance with their terms, except (i) as such enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally, (ii) as such enforcement may be limited by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity and (iii) to the extent that a waiver of rights under any usury or stay law may be unenforceable.

     We hereby confirm that the discussion set forth under the caption "Certain United States Federal Income Tax Considerations" in the prospectus that is part of

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V.F. Corporation                       2                      November 13, 2003


the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission on November 13, 2003 constitutes our opinion as to the matters set forth therein.

     We are members of the Bar of the State of New York, and the foregoing opinion is limited to the laws of the State of New York and the federal laws of the United States of America. In giving the foregoing opinion, we have as to all maters governed by the laws of the Commonwealth of Pennsylvania, relied on the opinion of Candace S. Cummings, Vice President - Administration, General Counsel, and Secretary of the Company, a copy of which has been delivered to you today, and our opinion is subject in all respects to the assumptions, qualifications and exceptions contained in such opinion.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Exchange Offer. We also consent to the references to us and the use of the name of our firm under the caption "Validity of the New Notes" in the prospectus contained in such Registration Statement.

     This opinion is rendered in connection with the above matter.

     Very truly yours,

     /s/ Davis Polk & Wardwell